Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

Excerpts from a Transcript of the T-Mobile, US Inc. Event at the Morgan Stanley TMT Conference

November 16, 2018

CORPORATE PARTICIPANTS

Dirk Wehrse T-Mobile US, Inc.—Senior VP of Treasury & Treasurer

J. Braxton Carter T-Mobile US, Inc.—Executive VP & CFO

CONFERENCE CALL PARTICIPANTS

Simon William Flannery Morgan Stanley, Research Division – MD

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QUESTIONS AND ANSWERS

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Simon William Flannery - Morgan Stanley, Research Division—MD

Well, that’s a nice pivot to your plans for the merged entity to enter the fixed broadband market. So let’s start with the status of the merger. We’ve got the FCC starting the clock again. And so where do we stand? What’s the time line from here? When do you hope to get a decision?

J. Braxton Carter - T-Mobile US, Inc.—Executive VP & CFO

Well, we’ve been very, very busy. First, I think a testament to John, who we all know that John is a brilliant strategist and very entertaining to watch in the business world, but the positioning that he’s taken is humble and respectful of the U.S. regulatory process and an absolute firm principle of not politicizing the regulatory process relating to this merger, not doing end-arounds the — of the regulatory agencies and just very focused on providing the facts to prove beyond a shadow of a doubt that the combination of Sprint and T-Mobile, and I do have that on my shirt, is going to actually enhance competition. What’s interesting going into this, we thought that with the cable entry, the whole traditional 4-player market was kind of one of the primary arguments. But what’s really resonated on the hill is 2 going to 3., the creation of a third, more-scaled national player to compete against a predatory duopoly that controls 85% of the cash flows in the marketplace. And it’s really interesting. That is really resonated in Washington. John and team have spent an amazing amount of time meeting with all the agencies, with states, with senators and congressmen, telling the story, painting the picture of a truly differentiated 5G. And the kind of metric model that we did provide to the government is a thing of beauty. It demonstrates beyond a shadow of a doubt that the combined assets of Sprint and T-Mobile can create 8x the 5G capacity that we -either of us could do on a standalone basis and 15x the speed. And just the basic economic theory put very simple is, with that amount of additional capacity, the economic incentive is to fill that capacity and leverage the fixed costs versus monetize in a limited supply-type situation. We believe that we have proven that this is going to be very competitive in the U.S. And you look at our DNA, you look at everything that we’ve done in the last 5.5 years, we’ve taken 92% of the net additions in the last 5.5 years in the U.S. marketplace. This is who we are.

So right now, we’ve provided all information request, did 25 million pages worth of documents to the DOJ; you saw our 600-page PIS, public interest statement, we filed with the FCC; very heavy meetings with CFIUS, with state PUCs. And we’re very optimistic. They’ve been open to listening to the arguments. They’ve been extremely engaged in asking questions, and they are in full analysis mode at this point. The only remaining thing that’s happening is depositions with the DOJ, which have started, which will be complete in a few weeks. And what we’re hopeful is we get some early indications of where these regulatory agencies are at by the end of this year. And the goal, we believe, is still to close this transaction in the second half — I mean, I’m sorry, in the first half, probably in the second quarter of ‘19. You look at the shot clock with the FCC, it’s really implying a very early April end of that shot clock at this point, and that’s why I’m more pointing to the second quarter is more probable. It can still be first quarter, but it’s going, we think, exceedingly well. But I think by the end of the year, we’ll be in a much better position.

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Dirk, you want to talk about some of the preparations that you’re doing from a capital market standpoint, which will be an important immediate step after regulatory approval to actually close and execute the transaction?

Dirk Wehrse - T-Mobile US, Inc.—Senior VP of Treasury & Treasurer

Yes, for sure. And I think it’s important to understand how we set up the capital structure for this combined new T-Mobile company. We set up a bridge facility that is basically ensuring that we can go after all the synergies to really kind of empower the integration. So we have a fully funded business plan. This entire funding of new T-Mobile is underwritten by banks. We plan to go to market once we have full visibility on the full approval process. And then we will be able to tap the investment-grade market by our secured notes, which means that we have a new market to go to, and these investors will have the opportunity, of course, to participate in this huge pool of synergies. But we think with this full funded — fully funded business plan that we really can ensure successful integration.

Simon William Flannery - Morgan Stanley, Research Division—MD

And how are you thinking about the long-term capital structure of the merged entity?

Dirk Wehrse - T-Mobile US, Inc.—Senior VP of Treasury & Treasurer

So I think from — I mean, we would look at it from 2 angles. First of all, we had our discussions with rating agencies, so we have a very good understanding how they would assess the capital structure and the financial profile of this entity. And they fully understand that we need to fund and want to fund the integration. And so being able to sell into the investment-grade market via our debt structure and secured debt would likely be rated in the IG space. We have the access to this deep pool. And in terms of funding, of course, we will need to spread the maturity to really have no big spikes in the maturity schedule, so really long-term funded business plans. And in terms of optionality, I think it’s very important to understand that the current capital structure to T-Mobile stack has the optionality of paying the notes back early. So once the integration is in full force, right, we have the opportunity to kind of retire some notes early. For the combination of underwritten funding of having a new IG pool to issue into and the optionality to do some liability management I think is the tools that we are focused on very much.

Simon William Flannery - Morgan Stanley, Research Division—MD

Okay. And is there a target range or an offer?

Dirk Wehrse - T-Mobile US, Inc.—Senior VP of Treasury & Treasurer

I think we start with a net leverage of 2.9 into the merger, and we have been very vocal about it. And this is a peak leverage. And from there on, we have a tremendous deleveraging profile that is kind of based on the business strength of these 2 companies and based on the integration effect that we have. Obviously, on the — in the first few years, this is really focusing on retiring some assets, on kind of going after cost to achieve and then harvesting synergies and working on the deleveraging, okay?

J. Braxton Carter - T-Mobile US, Inc.—Executive VP & CFO

So the aspiration ultimately is to be investment grade. And one of the key things in discussion with the agencies is we would have to change our capitalization policy to a max leverage of 2.5x or 2.2x today. But with this transaction on the horizon, leverage going up, we haven’t changed our policy. But that will be one of the prerequisites in communicating that to the market. And as Dirk said, that will happen somewhere during this transition into NewCo when we get closer to the unlock of the synergies. So it’s really exciting times. He’s done a great job with everything. Thank you, Dirk. Busy, busy.

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Simon William Flannery - Morgan Stanley, Research Division—MD

So you mentioned the public interest statement. I think one of the most interesting features of that was your fixed broadband proposal and rolling out high-speed Internet broadband.

J. Braxton Carter - T-Mobile US, Inc.—Executive VP & CFO

Right.

Simon William Flannery - Morgan Stanley, Research Division—MD

So perhaps if you could just review that because there has been a lot of debate here today about — at the conference around the ability of the telco, the wireless companies to displace traditional broadband.

J. Braxton Carter - T-Mobile US, Inc.—Executive VP & CFO

So when you look at our overall position on the merger, first and foremost, increased competition in the U.S. against the predatory duopoly; second, the ability to have a truly differentiated 5G in America versus what anybody is capable of doing on a stand-alone basis today; and the third and very unique argument is to bring competition to a monopolistic industry in the U.S. that is ripe for disruption. Fixed wireless in a 4G world is more difficult. Fixed wireless in a 5G world, and there’s a lot of miscommunication going on, but the first thing I’d say is 5G is spectrum agnostic. It’s a technology that’s applied in the underlying physics. The types of spectrum that you’re utilizing determine how that 5G is deployed. 5G isn’t a millimeter wave technology, and I think the people in Europe and Asia fully understand and embrace that. There’s a lot of confusion in the marketplace because of the Verizon positioning that this, in fact, is really a millimeter wave type aspect. But what we’ve said is that we’re going to commit to fixed wireless and bringing competition to that industry over a significant portion of the U.S. with a particular concentration in more rural parts of America that are very underserved from a cable plan standpoint. And the primary mechanism that we would utilize would actually be a low-band spectrum. Remember, we bought the $8 billion of 600 megahertz spectrum, where the propagation characteristics in more rural parts of America can be very, very effective with 5G and fixed wireless substitution. And we’re very committed, as part of NewCo and the combined spectrum assets, of really exploring and bringing that competition into America. On a stand-alone basis, you never really heard us talk about that. It’s really because we reserved our spectrums. Sure, we got trials, we’re playing around with it, but we’re reserving our spectrum for organic growth in the core part of the wireless value proposition. But the unique assets, the combination of Sprint and T-Mobile actually provide us assets where we can go very, very heavy in this area. And we think there’s many billions worth of NPV that can be created with that business model, and we’re excited about it.

Simon William Flannery - Morgan Stanley, Research Division—MD

And you truly have hundreds of millions of POPs and hundreds of megabits a second?

J. Braxton Carter - T-Mobile US, Inc.—Executive VP & CFO

Absolutely.

Simon William Flannery - Morgan Stanley, Research Division—MD

Okay. And the — bringing up spectrum, you’ve been very active in the CBRS process and the C-band process. We’ve just start the auctions this week in millimeter wave. How do you balance — you’ve got a merger approval process. You’ve got some visibility into that. But clearly, there’s uncertainties versus the schedule that the FCC is moving ahead quickly, right? But we’ve been talking with SES on stage about the C-band process.

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J. Braxton Carter - T-Mobile US, Inc.—Executive VP & CFO

Right.

Simon William Flannery - Morgan Stanley, Research Division—MD

They’re clearly keen to move ahead with that. So you’ve got these 2 piles on: on one hand, you’ve got a lot of spectrum with 2.5.; on the other hand, if you weren’t to go that route, then you might have a lot more interest in it. So what’s the strategy around that?

J. Braxton Carter - T-Mobile US, Inc.—Executive VP & CFO

Yes. I mean, I think Neville would love to have been here. He just got inducted into the U.S. Wireless Hall of Fame in Washington, Wednesday night, and wouldn’t be able to be here. Neville would tell you there’s not a megahertz POP I don’t like. But that’s, I think, consistent with what he has explained as the whole layer cake approach, utilizing all forms of spectrum and the underlying physics of those spectrum to deploy 5G. And remember, what we’re doing is unique. We’re committing to a full nationwide mobile 5G network by 2020. And you’re not going to do that with millimeter wave. You’re not going to do that with mid-band. The only way to do that economically, given the propagation characteristics of that spectrum, is with low-band spectrum. But all forms of spectrum have a place in that layer cake. And we certainly can’t comment on the current auctions. We’re participating on those auctions. When we announced the merger, we talked about we had a placeholder in for NewCo and somewhat sized that for the public, but we can’t specifically talk about it today. But with the merger scenario, that placeholder we discussed, until we get through the cost to achieve, is pretty much the latitude that we have to participate. We will participate in all the proceedings. Of course, the valuations are very different than low band or mid-band, and we think our envelope is adequate for what we have in mind. On a stand-alone basis, God forbid that we’d not be successful with this combination, what we would do is — within a week or 2 is actually start executing on our board-approved $9 billion stock buyback. And that stock buyback contemplates no additional leverage. We’re at 2.2 right now. But then we would have amazing ability to do things strategic, be it other types of acquisitions, be it spectrum plays on a stand-alone basis, where we could use a little bit of leverage and while we’ll still deliver from that 2.2, too, to be able to take advantage of unique opportunities that would come up. Let’s say Charlie wanted to sell a part of his mid-band, on a stand-alone basis, yes we would be interested in having that discussion. NewCo would probably be interested, but there is an issue of peak leverage and getting to that, unlocking the synergies before we’d have significant latitude. But we’re thinking through all aspects of this, and we will be definitely a player in everything that’s happening in the spectrum front. It’s the lifeblood of our industry. It’s absolutely critical.

Simon William Flannery - Morgan Stanley, Research Division—MD

Before we open it up for questions, maybe just a word on Layer3 TV...

J. Braxton Carter - T-Mobile US, Inc.—Executive VP & CFO

Yes.

Simon William Flannery - Morgan Stanley, Research Division—MD

And your video ambitions. So what should we be expecting from that? And what’s the bigger picture?

J. Braxton Carter - T-Mobile US, Inc.—Executive VP & CFO

So it’s really interesting. And Mike talked quite a bit about this on the third quarter call. When you look forward to NewCo and particularly the fixed wireless aspect having a video complement to what you’re doing there can really change the trajectory and the value proposition of what we’re bringing to market. So there’s a longer-term vision with that in connection with the rollout of 5G. When you look at today, what the thought process is, is to — within a financial envelope, we’re not going to

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change the overall trajectory of our business but to innovate and disrupt with video in a synergistic manner with wireless. We had hoped to do something at the tail end of this year. Mike was very clear on the third quarter call that those plans are more going to happen in ‘19. But to do something fairly innovative when it comes to video and wireless, and we’re certainly not sharing what our specific plans are, but there’s a lot of people working very hard to bring this dream to fruition, and that’s really where the focus is. At the beginning of the year, we sized the cash burn on this $150 million. We’ll size it again for 2019. And there’ll be more details coming out on this. But we’re excited about the potential here.

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Unidentified Analyst

There’s been a lot of — or more details on the cost synergies with the NewCo. But on the revenue synergies, the comments have so far been they are massive. Can you sort of give some additional clarity and numbers on the revenue synergies?

J. Braxton Carter - T-Mobile US, Inc.—Executive VP & CFO

Yes, they are very, very significant. But what we have deliberately done is not position any revenue synergies in connection with rolling — announcing and rolling this transaction out. Quite frankly, you’re not going to give us credit for a revenue synergy until we actually start executing on those synergies. We can talk about what they are but actually quantifying amidst many, many, many billions of dollars. First of all, you think about the spectrum depth, the capacity and the speeds of the combined new network and what you can do from an IoT standpoint, let alone what 5G is really going to spawn from an innovation standpoint in the future just like 4G spawned. And that is an incredible opportunity. You look at the fixed wireless play that with that type of combined asset you can aggressively go after, and again, there’s no quantification, that’s not baked into the economics of what we’ve rolled out and talked about in this transaction. And I think the word that you said is correct, massive, but we got to do it, we got to execute, and you got to see that develop. And that is an incredible opportunity for value creation in the new T-Mobile.

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Unidentified Analyst

Could you update us on the operating leverage we might expect as we go to this next phase of growth?

J. Braxton Carter - T-Mobile US, Inc.—Executive VP & CFO

Yes. Well, when you look at the combination of Sprint and T-Mobile, first and foremost, job #1 is network. And what we’re deploying is the same type of model that we did with MetroPCS. And that’s having an anchor network, which is the T-Mobile network and the ultimate elimination and the shutdown in a 3-year time period of the Sprint network. Job 1 is to integrate the IT stack into the T-Mobile network. So upon, or very soon at close, you are activating or upgrades all the new flows going onto the T-Mobile network. Unlike the MetroPCS transaction, where we had 0 handset compatibility, Metro was a CDMA player, we have over 20 million compatible handsets in the Sprint basic could operate on the T-Mobile network today. So you get all your new flow going on, and then we go geography by geography because every geography is unique, unique density, unique spectrum assets, unique existing penetration of subscribers. And we actually start migrating those customers over on a geographic by geographic area and shutting down the network. With that comes $15 billion of cost to achieve. But once you get past that cost to achieve and unlock that synergy and eliminate all that ongoing cost, which is massive, that’s what’s providing majority of the $43 billion. And another key part of the rationale for this merger is the scale benefit or the operating leverage. High-capital-intensity industry, leveraging the fixed costs with the combined volume. So out the get-go, there’s a lot of costs that we have to achieve. So if you’re looking at it all in, you’re not getting leverage. But as you are getting past that cost to acquisition and you are unlocking the synergies, you have a massive operating leverage opportunity and margin expansion opportunity which, again, is part of the economic rationale of what we’re doing.

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Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). The registration statement on Form S-4 was declared effective by the SEC on October 29, 2018, and T-Mobile and Sprint commenced mailing the joint consent solicitation statement/prospectus to their respective stockholders on October 29, 2018. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint consent solicitation statement/prospectus. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-

looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.